Fast-Growing Sunny Narang Group Joins The Real Brokerage

Southern California team brings 64 agents to Real changes its name to The Rise Real Estate Group

TORONTO & NEW YORK - November 21, 2023 - The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced today that the Sunny Narang Group has joined the company. The 64-agent team is on track to close 300 transactions with a total value in excess of $275 million in 2023.

Led by Sunny Narang and Chris Fordinal, the team serves Los Angeles County's San Fernando Valley.  As part of its move to Real and plans to expand beyond Los Angeles County, the team changed its name to The Rise Real Estate Group.

"It's remarkable how much of a force The Rise Real Estate Group has become within just the past two years. What began as a four-person team in 2021 has grown to 64 top-producing agents," said Real President Sharran Srivatsaa. "We attribute this incredible growth to the culture of collaboration that Sunny and Chris have built. It's a culture that aligns with Real's, and we couldn't be more pleased to welcome Sunny, Chris and the entire team to the company."

The team, which was founded in 2021, has grown by connecting with agents via social media.

"Real is the real estate company of the future. It provides the structure and financial incentives as well as the ability to continue to grow and expand into new markets," Narang said. "More importantly, Real's values of collaboration and teamwork align with ours better than any other company in the industry."

"The industry is headed toward cloud-based platforms like Real," Fordinal said. "Real provides a platform for large teams like ours to continue to grow while also receiving revenue sharing and stock awards to provide our team with additional earnings opportunities."

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 12,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

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Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

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Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221